Exhibit 10.23

July 27, 2001

Mr. Larry E. Kittelberger

4 McVickers Lane

Mendam, NJ 07945

Dear Larry:

I am delighted to confirm our offer to you to become the Senior Vice President, Information Technology and Administration. In this position, reporting directly to me, you will become a member of the Honeywell Leadership Council and will be appointed an Officer of Honeywell, pending the Board of Directors’ approval. Please note that other elements of this offer, such as equity awards, are also subject to approval by our Board of Directors. In this position, you will participate in, or be eligible for the compensation and benefits outlined below.

I. COMPENSATION

Cash Base Salary: Your annual cash base salary will be $490,000 and will be reviewed periodically on an interval that is approximately 18 months.

Annual Incentive Bonus: Your target bonus opportunity will be 75% of your annual cash base salary earnings during the year. Bonuses are awarded based on annual individual and business performance against objectives and are typically paid in the first quarter following each performance year. Your 2001 bonus will be guaranteed at target ($367,500) and is payable in the first quarter of 2002. Any relevant Lucent bonus payment will be offset against such payment.

II. BENEFITS

Long Term Incentive Award: You are eligible for an annual stock option grant, with your actual grant determined by performance and potential. You will be granted the following on the later of your start date or the next Board meeting:

•	250,000 Nonqualified Stock options, vesting 40%, 30%, 30% on January 1, 2002, January 1, 2003 and January 1, 2004, respectively.
•	50,000 Restricted Units, vesting 50% respectively on the 1st and then the 2nd anniversary of your hire date.

Contingent on Board of Director approval, the Company will also grant you, on or before April 1, 2002 but no earlier than January 31, 2002 the following:

•	100,000 Nonqualified Stock options, vesting 40%, 30%, 30% on January 1, 2003, January 1, 2004 and January 1, 2005, respectively.

•	25,000 Restricted Units, vesting 50% respectively on the 1st and then the 2nd anniversary of the grant date.

In the event of your death or disability, any outstanding Long-Term Incentive Awards will be vested and exercisable in accordance with the terms and conditions of the 1993 Stock Plan for Employees of Honeywell International Inc. and its Affiliates (the “1993 Stock Plan”). In the event of your involuntary termination other than for Gross Cause or termination by you for “Good Reason” (as defined below), any outstanding Long-Term Incentive Awards will continue to vest as originally scheduled and shall be exercisable for their full remaining term.

Pension: You will be provided a pension benefit equal to the benefit defined in the “Honeywell International Inc. Supplemental Executive Retirement Plan for Executives in Career Band 6 and Above” (the “Band 6 SERP”) (which provides total pension benefits equal to those historically offered to similarly situated Honeywell Corporate staff executives) and such Band 6 SERP benefit shall be determined by (1) combining your prior AlliedSignal service with your Lucent service and (2) providing you with two years of service credit for each year you perform services for Honeywell subsequent to your reemployment. Your Band 6 SERP benefit shall be available in an annuity or a single sum (determined in accordance with the assumptions specified in the Band 6 SERP at the time of your termination or retirement) and shall be reduced by the actuarial value of any qualified pension benefit payable to you under the terms of any tax-qualified pension plan of the Company which has not already been taken into account in determining the Band 6 SERP benefit.

Savings Plan: Upon reemployment, you are immediately eligible to participate in the Company's Savings Plan at the same Company match level ($0.50 on the dollar of your savings, up to 8% of your base salary) as when you left the Company in November 1999. The match will increase to one dollar ($1.00) for each one dollar ($1.00) of employee savings, up to 8% of your base salary after five (5) years of matching participation in the Savings Plan (including your prior AlliedSignal years of participation).

The Company’s contribution shall be fully vested after completion of five (5) years of vesting service with Honeywell, including your prior service with AlliedSignal. The amount of any Company contribution previously forfeited when you left AlliedSignal shall be restored to your account provided you repay any prior distribution from the Savings Plan within 60 months of your reemployment.

Supplemental Savings and Retirement Plans: These plans are designed to assist highly paid employees who are limited by tax laws in the amount of employer contributions or payout to attain levels of participation enjoyed by other Honeywell employees. The current interest rate for amounts contributed under the plan is 10%. Benefits under any applicable Supplemental Pension Plan will be determined based on applicable base pay and incentive awards; Company contributions under the Supplemental Savings Plan are based on the amount of base pay deferred by you to the Plan.

Salary and Incentive Compensation Deferrals: You may defer up to 50% of your base salary and 100% of your bonus. The interest rate for amounts deferred in 2001 is 11%, if you remain with Honeywell for 3 years from the beginning of your deferral, or 8% if your employment terminates sooner. The interest rate for 2002 will be 10%. In the event that the Company adopts a rabbi trust with respect to any deferred compensation program of the Company, you shall be covered by such trust to the same extent as similarly situated executive employees. Once you’ve accepted the position, Terri Acquaviva will forward a detailed enrollment package to you.

Medical and Dental Plans: Medical and Dental Plans provide competitive and comprehensive coverage on a subsidized basis. Coverage begins for you, your spouse and dependents on the first day of employment. The Company's health plans cover pre-existing conditions if you enroll within 31 days of first becoming eligible for the plans. We agree to combine your prior AlliedSignal service with your Lucent service and give you two years of service credit for years worked with Honeywell subsequent to your reemployment. If you are eligible to participate in the retiree medical plan upon your termination of employment with the Company, the Company shall make an annual cash payment to you equal to difference between the annual premium cost you are required to pay under the terms of the retiree medical plan and the annual premium cost you would have been required to pay if your service taken into account for purposes of calculating your Band 6 SERP benefit were recognized under the retiree medical plan.

In any event, coverage shall continue for you, your spouse and/or eligible dependents for your and their lifetime upon your death, disability, involuntary termination for other than Gross Cause or termination by you for Good Reason on terms equivalent to the Company’s Retiree Medical Plan for similarly situated executives.

Short Term Disability (STD): A benefit of up to 6 months cash base salary will be provided.

Long Term Disability (LTD): The plan provides 60% of your base salary and incentive compensation target up to a maximum of $30,000 per month. This plan is contributory.

Vacation: You will be eligible for four (4) weeks’ vacation.

Life Insurance:

•

Group Life will be provided on a non-contributory basis in an amount equal to one and one-half times your base salary. Additionally, Group Universal Life is available; equal to five (5) times base salary and is contributory on an attractive group basis. Group Universal Life amounts over $250,000 are subject to evidence of good health.

•

Executive Life Insurance provides for a pre-retirement death benefit generally equal to four (4) times base salary. In the event of your disability and provided you have enrolled in the basic LTD Plan described above, you are entitled to a long-term disability benefit equal to 100% of base pay for the first five (5) years of disability (reduced by your basic LTD Plan benefit) and 50% of base pay for the next five (5) years of disability (reduced by your basic LTD Plan benefit).

•	Accidental Death and Dismemberment insurance is available on a contributory basis and provides a benefit up to a maximum of five (5) times your base salary.

•

Business Travel Accident insurance is provided on a non-contributory basis, and provides a death benefit in the case of a business-related accident, of up to four (4) times your annual base salary (up to a maximum of $2.4 million).

Executive Perquisites:

•

Flexible Perquisite Allowance: You will be eligible for a quarterly payment of $12,500 (an annual benefit of $50,000), which is designed to pay for, but is not limited to, expenses such as a car and financial and estate planning assistance. Payments are taxable income, and the taxes are withheld at the time the payment is made. Upon acceptance of this offer, you will receive a pro-rated payment for the third quarter, based on your hire date.

•	Executive Travel - As an officer of the Company, you are eligible to fly first-class.

•	Excess Liability Insurance: You will receive Excess Liability Insurance of $10,000,000 per occurrence.

•

Executive Severance: The Company will provide 36 months, or such longer period as provided in this letter, of Cash Base Salary, Annual Incentive Bonus at the target bonus opportunity then in effect, and the Benefits (collectively the “Severance”), in the event of your involuntary termination for other than Gross Cause or termination by you for Good Reason. Gross Cause and Good Reason shall have the same meaning as said terms are currently defined in the AlliedSignal Inc. Severance Plan for Senior Executives as amended and restated effective as of May 1, 1999 (the “Severance Plan”). The term Good Reason shall also mean any change in your direct reporting relationship to Larry Bossidy (currently Chairman of the Board/CEO) or his successor or your removal from the Honeywell Leadership Council for reasons other than Gross Cause. In addition, you will become fully vested in all of the Plans listed below (other than any qualified pension or savings plan) and the Company will allow all unvested equity to continue to vest as scheduled and all options provided under the Long Term Incentive Award to be exercisable in the same manner as if you were still employed.

III.	PLAN PARTICIPATION AND BENEFITS GUARANTEE

You will be a participant in the plans described in the following Plan documents (individually a “Plan”, collectively the “Plans”) and your participation is subject to the terms and conditions of such Plans:

•	1993 Stock Plan for Employees of Honeywell International Inc. and its Affiliates, as amended effective as of December 31, 1999;
•	Salaried Employees’ Pension Plan of AlliedSignal Inc., dated June 2000;
•	Honeywell International Inc. Supplemental Pension Plan, amended and restated as of January 1, 2000;
•

Honeywell International Inc. Supplemental Executive Retirement Plan for Executives in Career Band 6 and Above (you will not be a participant in this Plan but your pension benefit will be calculated in accordance with the terms of this Plan);

•	AlliedSignal Savings Plan, amended and restated effective July 1, 1997;
•	Honeywell Supplemental Savings Plan, dated December 1, 2000;
•

Salary Deferral Plan for Selected Employees of Honeywell International Inc. and its Affiliates (Career Band 6 and Above or Employees Who Occupy Positions Equivalent Thereto), amended and restated as of January 1, 2000;

•	The Various Honeywell Medical and Dental Plan options available based on your location;
•	Honeywell’s Short Term Disability Policy;
•	Honeywell Long-Term Disability (LTD) Plan, revised on November 30, 2000; and
•	AlliedSignal Inc. Severance Plan for Senior Executives (amended and restated effective as of May 1, 1999).

To the extent all Benefits provided in this offer letter (the “Benefits”) are not provided in their entirety under the Plans, the Company guarantees that you will nevertheless receive all of the Benefits. The Company further guarantees that the Board of Directors will take all actions necessary to provide you with such Benefits.

If any of the Plans are modified or amended in any way which impacts your Benefits, other than any deminimis modifications to any medical, life or disability plans that shall also apply to similarly situated executives, the Company guarantees that you will nevertheless receive the better of the (i) Benefits or (ii) such benefits as are provided under any such modified or amended Plan.

In the event the Company has any additional plans or institutes any additional benefit for any similarly situated officers or members of the Honeywell Leadership Council, you will receive such additional benefit subject to the generally applicable terms and conditions of such benefit (excluding individually determined Bonus, Long Term Incentive awards and individually negotiated contractual obligations).

This offer is subject to certification of suitability for your proposed employment which will include screening for illegal substance abuse, satisfactory reference checks and background investigation, verification of documentation required in compliance with the Immigration Reform and Control Act of 1986, and your signing the Company's Agreement Relating to Intellectual Property and Confidential Information.

Larry, your experience and background will be an asset to our Company, and we look forward to having you with us.

Sincerely,

/s/Larry A. Bossidy

Larry A. Bossidy

Chairman and Chief Executive Officer

Please indicate your acceptance of this offer by signing below and returning a copy to me.

Read and Accepted:	/s/ Larry E. Kittelberger
Signature

Date:	July 30, 2001

cc:	D. Redlinger
E. Redling